U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number 000-51658

MICROSMART DEVICES, INC.

(Name of registrant as specified in its charter)

Nevada	87-0624567
(State of Incorporation)	(I.R.S. Employer Identification Number)

79 Meadow Street

Litchfield CT 08759

 (Address of principal executive offices)

(646) 827-9362

 (Registrant's telephone number, including area code)

MICROSMART DEVICES, INC.

79 Meadow Street

Litchfield, Connecticut 06759

_________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

_________________

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this Information Statement. You are not requested to respond to this Information Statement in any way.

Change of Control Transaction

 This Information Statement is being delivered on or after July 31, 2012, to the holders of shares of common stock of Microsmart Devices, Inc., a Nevada corporation (the "Company").  You are receiving this Information Statement in connection with a change of control and the appointment of a new member to the Company's Board of Directors, which is expected to take place after 10 days of the date this Information Statement is filed with the Securities and Exchange Commission ("SEC") in accordance with Rule 14f-1.

On July 31, 2012, pursuant to a purchase agreement (the "Purchase Agreement") among Crowther Holdings LTD, a Turks and Caicos Islands company ("Crowther") and the principal stockholder of Microsmart Devices, Inc., a Nevada corporation (the "Company"), Settex PLC, a United Kingdom company ("Settex") and Zentar Securities Ltd., a Swiss company ("Zentar" and together with "Settex", the "Purchasers" and each a "Purchaser"), Crowther sold an aggregate of 848,391 shares of common stock, par value $0.001 per share ("Common Stock"), of the Company (the "Purchased Shares") to the Purchasers in the amounts set forth in Annex 1.1(b)(1) of the Purchase Agreement. The Purchase Agreement also provides for the transfer of certain outstanding unsecured non-interest bearing loans made between December 2007 and June 2011 by Crowther to the Company in the aggregate principle amount of $207,940 (the "Related Party Loans") to the Purchasers in the amounts listed on Annex 1.1(b)(1) to the Purchase Agreement. The Purchased Shares are subject to a registration agreement that provides that the Purchased Shares shall not be publicly sold unless and until (i) a registration statement filed with the SEC covering such Purchased Shares is effective; (ii) the SEC provides a "no action" letter which indicates that registration prior to resale is not required based upon an available exemption, or (iii) there is a finding by a United States District Court having original jurisdiction or a state court having concurrent jurisdiction regarding the Securities Act of 1933, as amended (the "Securities Act"), to the effect that the Purchased Shares can be resold without registration under the Securities Act.

Each of the Purchasers is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated by the SEC under the Securities Act. The aggregate purchase price for the Purchased Shares was $254,517.30 (the "Purchase Price"), or $0.30 per share. The purchase and sale of the Purchased Shares took place at a closing (the "Closing") held on July 31, 2012, at which the Purchase Price was paid and the Related Party Loans were assigned by Crowther to the Purchasers.

Prior to the Closing, Crowther owned only the 848,391 Purchased Shares, which represents approximately 73.3% of the outstanding Common Stock. After giving effect to its sale of the Purchased Shares, Crowther does not own of record or beneficially any shares of Common Stock of the Company. As a result of the Closing, a change of control was effected.  The Purchasers own in the aggregate approximately 73.3% of the Company's issued and outstanding voting Common Stock following the acquisition of the 848,391 Purchased Shares. After giving effect to the transfer of the Related Party Loan to the Purchasers, Crowther will not be a creditor or affiliate of the Company.

Directors and Executive Officers

Upon the execution of the Purchase Agreement, Hernando A. Cruz ("Cruz") resigned as the sole director and Chief Executive Officer and Chief Financial Officer of the Company after electing Paul Gravatt ("Gravatt") to succeed him as the sole director of the Company and after appointing Gravatt as the Chief Executive Officer and Chief Financial Officer of the Company and Peter B. Hirshfield as the Secretary of the Company, such resignation and appointments to be effective after the expiration of the 10-day period referred to in Rule 14f-1 ("Rule 14f-1") promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and this 14f-1 Information Statement is filed and distributed to stockholders. .

The following table sets forth the name, age and position of our sole director and executive officer.

CURRENT DIRECTOR AND OFFICER
Name	Age	Position
Hernando A. Cruz	51	Director, Chief Executive Officer and Chief Financial Officer

Hernando A. Cruz has been Chief Executive Officer, Chief Financial Officer and the sole director of the Company since January 22, 2011.  Mr. Cruz will serve until the next annual meeting of the stockholders or until his successor is elected and qualified, or his prior resignation or termination.

Mr. Cruz, age 51, is currently and since 2010 has been: (i) On July 31, 2010 to present Mr. Cruz has held the position of President and Chief Operating Officer and a Director of Solsun Holdings, Inc., a privately owned Nevada corporation providing green technologies and services through alliances with strategic partners in the energy, water and habitat fields, (ii) Since December 1, 2010 to present Mr. Cruz has served as an advisor and participant for Gary Katz, Esq. a stakeholder in roundtable meetings of Commercial Property Owners for Houston's East Side Urban Development, (iii) in February 17, 2011 to present Mr. Cruz has held the position of President and Chief Operating Officer of First Global Benefits Corporation a Benefit Managing Agency wholesaling Benefit Products to Insurance by Association Carriers in the United States and Puerto Rico (iii)For more than four years prior to assuming such positions, Mr. Cruz held various positions: He was President and CEO of Solsun, Inc., from December 27, 2009 to April 30, 2010; April 30, 2010 to present with Solsun International, Inc. and Partner with AguadAire, LLC and Bethel Global Energy, LLC. Also, from January 15, 2008 to present Mr. Cruz is a licensed Public Insurance Adjuster in the United States Virgin Islands and from September 30, 2008 to current as an Independent Insurance Adjuster and General Lines Agent in Florida. Prior to that he has worked in California, Florida, North Carolina, Georgia, Puerto Rico and the United States Virgin Islands in the insurance industry specializing in risk management and multiple line coverage including environmental and time element losses sustained by major Fortune 500 companies. Mr. Cruz, an advocate of accurate and fair loss mitigation and environmental loss assessment, advised hundreds of businesses and condominium associations who sustained multi-million dollar property losses. He structured property loss assessment strategies necessary to comply with very complex commercial tailor made insurance contracts. In 2010, Mr. Cruz served as a consultant for BELFOR USA in the aftermath of the Georgia 500 year floods. Mr. Cruz has written several articles on loss mitigation and risk management for the Community Association Institute Gold Coast Chapter and the Florida Underwriters Surplus Lines Magazine. He has also served as a Continuing Education Instructor for the former Caribbean School of Insurance in San Juan Puerto Rico and was a special guest speaker in the aftermath of Hurricane Wilma in the November 2005 meeting held by the West Boca City Counsel.

Mr. Cruz received a BS from the University of Connecticut in 1982, with a major in marketing, and holds a postgraduate designation from the Insurance Institute of America.

After giving effect changes described above following the expiration of the 10-day period referred to in Rule 14f-1, the officers and directors of the Company will be as follows:

NEW DIRECTORS AND OFFICERS
Name	Age	Position
Paul Gravatt	41	Director, Chief Executive Officer and Chief Financial Officer
Peter B. Hirshfield	66	Secretary

Paul Gravatt will serve as Chief Executive Officer and Chief Financial Officer, effective upon the expiration of the 10-day period referred to in Rule 14f-1. Mr. Gravatt has held a number of Board positions for United Kingdom companies in the last five years and has served as Chief Executive Officer of Settex, a holding company that was until 2010 listed on London's Alternative Investment Market, since August 2010, managing director of Caruso (UK) Ltd, a privately owned consultancy, finance, insurance and financial intermediary business since December 2003, and a director of SOJ Fiduciary Management Ltd, a fiduciary services company since April 2010. Mr. Gravatt is not a director of any other company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Peter B. Hirshfield will serve as Secretary of the Company, at the discretion of the Board of Directors, effective upon the expiration of the 10-day period referred to in Rule 14f-1. With over 40 years of experience as outside general counsel specializing in corporate, business and securities law, Mr. Hirshfield founded Hirshfield Law in 2004, over which he still presides. Mr. Hirshfield received his BA from Brandeis University, Waltham Massachusetts, and his JD degree from New York University Law School, where he was Article and Book Review Editor of the NYU Law Review and a John Norton Pomeroy Scholar. Mr. Hirshfield is an active member of the New York Bar and was admitted to the California Bar, though he is currently on inactive status.

Each director of the Company serves for a term of one year or until such director's successor is duly elected and is qualified. Each officer serves, at the pleasure of the board of directors, for a term of one year and until such officer's successor is duly elected and is qualified.

There are no familial relationships among our officers or directors. None of our directors or officers has been affiliated with any company that has filed for bankruptcy within the last ten years. We are not aware of any proceedings to which any of our officers or directors, or any associate of any such officer or director, is a party adverse to us or any of our or has a material interest adverse to us.

Other than the transactions and relationships described above, or contemplated in the Purchase Agreement, there are no arrangements or understandings between any officer and director and any other person pursuant to which such officer or director was selected as a director or a officer.

Legal Proceedings

There are no legal proceedings that have occurred within the past ten years concerning the Company's directors or officers or persons who will become a director or officer which involved a criminal conviction, a criminal proceeding, an administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

There are no material legal proceedings to which any director or officer of the Company is a party adverse to the Company or has a material interest adverse to the Company.

Voting Securities of the Company

      On July 31, 2012, there were 1,157,472 shares of Common Stock of the Company issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Certain Relationships and Related Transactions

During 2011 and 2010, Crowther, our majority stockholder loaned an aggregate of $110,972 and $3,421, respectively, to the Company to cover operating expenses. These loans were not evidenced by a writing and were unsecured, non-interest bearing and payable upon demand. A balance of $207,940 was outstanding as of December 31, 2011.

Our principal executive office is located at, 79 Meadow Street, Litchfield, Connecticut. Such office space is minimal and provided to us at no cost by Peter Hirshfield, who will serve as Secretary of the Company, effective upon the expiration of the 10-day period referred to in Rule 14f-1.

Paul Gravatt, will serve as Chief Executive Officer, Chief Financial Officer and a director of the Company, effective upon the expiration of the 10-day period referred to in Rule 14f-1. Mr. Gravatt is the Chief Executive Officer of Settex, a 5% stockholder of the Company.

Greg Morgan, the owner of Crowther, was Chief Executive Officer, Chief Financial Officer and a director of the Company until he resigned from such positions on January 24, 2011.

On November 8, 2011, the Company issued a convertible promissory note in the principal amount of $12,000 to Zentar. The note accrues interest at 5% per annum and is due and payable on December 31, 2013. Zentar may elect to convert the note into 240,000 shares of common stock of the Company at any time during 2013 or upon a notice from the Company that it desires to prepay the note. If the Company is unable to prepay the note when due, it may compel Zentar to accept payment of 240,000 shares of Common Stock in lieu thereof. As a result of purchasing 633,391 of the Purchased Shares, Zentar became the owner of 54.7% of the issued and outstanding shares of Common Stock.

On April 2, 2012, the Company issued a convertible promissory note in the principal amount of $30,000 to Zentar. The note accrues interest at 5% per annum and is due and payable on December 31, 2013. Zentar may elect to convert the note into 600,000 shares of common stock of the Company at any time during 2013 or upon a notice from the Company that it desires to prepay the note. If the Company is unable to prepay the note when due, it may compel Zentar to accept payment of 600,000 shares of Common Stock in lieu thereof. As a result of purchasing 633,391 of the Purchased Shares, Zentar became the owner of 54.7% of the issued and outstanding shares of Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires officers and directors of the Company and persons who own more than 10% percent of a registered class of the Company's equity securities to file reports of ownership and changes in their ownership with the Commission, and forward copies of such filings to the Company. We believe, based solely on our review of the copies of such forms, that during the fiscal year ended December 31, 2012, all reporting persons complied with all applicable Section 16(a) filing requirements, except that Hernandez Cruz, our Chief Executive Officer, Chief Financial Officer and a director failed to file a Form 3 disclosing his appointment to such positions. Mr. Cruz subsequently filed his Form 3 on May 3, 2012.

Audit Committee

Because the Company has had no business operations and has had one director and executive officer since June 4, 2004, the Company has not established standing audit, nominating or compensation committees.  As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act. There is a potential conflict of interest in that our director has the authority to determine issues concerning management compensation, nominations, and audit issues that may affect management decisions.

Director Independence

We are not subject to listing requirements of any national securities exchange or national securities association and, as a result, we are not at this time required to have our board comprised of a majority of "independent directors." Our sole director does not meet the definition of "independent".

 Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners and Management Prior to the Closing:

The following table sets forth the name, address and, the number of shares of our common stock beneficially owned on July 31, 2012, immediately prior to the Closing by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) each executive officer and director of the Company; and (iii) all executive officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 1,157,472 shares of our common stock issued and outstanding as of July 31, 2012.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Crowther Holdings LTD(1) 79 Meadow Street Litchfield, CT 06759	848,391 shares	73.3%
Hernando A. Cruz President, CEO and CFO 79 Meadow Street Litchfield CT 06759	0	-
All executive officers and directors as a group (one person)	0	-

(1) Peter B. Hirshfield, the attorney-in-fact of Crowther, has sole voting and investment power over the shares held by Crowther.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the name, address and, the number of shares of our common stock beneficially owned immediately following the Closing by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) each executive officer and director of the Company; and (iii) all executive officers and directors as a group Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 1,157,472 shares of our common stock issued and outstanding as of July 31, 2012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Settex PLC (1) c/o Maranello, Watch House Green, Felsted CM6 3EF, England	215,000 shares	18.6%
Zentar Securities Ltd (2) c/o Onvest AG, Hardstrasse 4, CH-4217, Birsfekden, Switzerland	633,391 shares	54.7%
Paul Gravatt (1) President, CEO and CFO Settex PLC c/o Maranello, Watch House Green, Felsted, CM6 3EF, England	215,000 shares	18.6%
Peter B. Hirshfield Secretary 79 Meadow Street Litchfield CT 06759	0	-
All executive officers and directors as a group (2 persons)	215,000 shares	18.6%

(1) Paul Gravatt, Chief Executive Officer of Settex, has sole voting and investment power over the shares held by Settex.

(2) Juerg Walker, the Chief Executive Officer of Zentar has sole voting and investment power over the shares held by Zentar.

Compensation of Directors and Executive Officers and Other Matters

      No compensation or remuneration was paid to any executive officer or director during the Company's last two fiscal years ended December 31, 2011, or during 2012. There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employment agreement with its executive officer or director.

The Company has no employee benefit plans or other compensation plans, including any pension, health, annuity, bonus, insurance, stock options, profit sharing, or similar benefit plans.

No stock options or stock appreciation rights were granted to directors or executive officers and the Company's directors or executive officers have not exercised any stock options or stock appreciation rights, and do not hold any unexercised stock options. The Company has no long-term incentive plans.

Outstanding Equity Awards

The Company's director and executive officer do not hold any unexercised options, stock that had not vested, or equity incentive plan awards.

Stockholder Communications

 The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

SIGNATURES

 Pursuant to the requirements of the Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

MICROSMART DEVICES, INC.

By: /s/ Hernando A. Cruz

           Hernando A. Cruz

           Chief Executive Officer, Chief Financial Officer and director

August 1, 2012